Exhibit 99.1

For Immediate Release

April 19, 2013

SAP Announces First Quarter 2013 Results – Non-IFRS Software and Cloud Subscription Revenue Increased 25% at Constant Currencies

•	First Quarter 2013 Non-IFRS Software and Cloud Subscription Revenue Increased 23% to €824 Million (25% at Constant Currencies)

•	First Quarter 2013 Non-IFRS Software and Software-Related Service Revenue Increased 12% to €2.94 Billion (14% at Constant Currencies)

•	13th Consecutive Quarter of Double-Digit Growth in Non-IFRS Software and Software-Related Service Revenue

•	Exceptional Growth for SAP HANA: SAP’s Flagship In-Memory Platform Tripled Software Revenue Year-Over-Year

•	Strong Cloud Momentum: Annual Cloud Revenue Run Rate Approaching €900 Million

•	First Quarter 2013 Non-IFRS Operating Profit Increased 8% to €901 Million (11% at Constant Currencies)

•	First Quarter Non-IFRS EPS Increased 18% to €0.58

•	SAP Reiterates Full Year 2013 Outlook

WALLDORF, Germany – April 19, 2013 – SAP AG (NYSE: SAP) today announced its financial results for the first quarter ended March 31, 2013.

BUSINESS HIGHLIGHTS IN THE FIRST QUARTER 2013

SAP had a solid start to 2013 with 23% (25% at constant currencies) growth in non-IFRS software and cloud subscription revenue. SAP achieved €824 million in non-IFRS software and cloud subscription revenue in the first quarter.

The Americas region delivered a strong first quarter, with non-IFRS software and cloud subscription revenue growing by 49% (51% at constant currencies), driven by excellent software revenue performance in Latin America and strong cloud subscription and support revenue growth in North America. The EMEA region saw solid growth of 13% (15% at constant currencies) in non-IFRS software and cloud subscription revenue, which is impressive in light of continued market uncertainty. Strong year-on-year software revenue growth rates in many markets including Russia, Switzerland, and the UK contributed to this performance. Non-IFRS software and cloud subscription revenue in the Asia Pacific Japan (APJ) region declined, as several markets in APJ started more slowly in 2013 after a record fourth quarter in 2012 and new leadership in some markets. The company expects the APJ region to be back on track in the second quarter.

SAP HANA continues to be a major growth engine for SAP. SAP HANA software revenue tripled year-on-year, contributing €86 million to software revenue this quarter. The company also continues to expand its market leadership with strong double-digit growth in its mobile business.

SAP Reports First Quarter 2013 Results	Page 2

The Company sees continued strong growth in the cloud. With the most comprehensive portfolio of cloud solutions, SAP’s annual cloud revenue run rate is approaching €900 million1. First quarter 2013 Non-IFRS cloud subscription and support revenue was €167 million, up 380% year-over-year. Non-IFRS deferred cloud subscription and support revenue2 was €377 million as of March 31, 2013, which is a year-over-year increase of 95%. The Company’s cloud subscription and support backlog3 as of December 31, 2012 was €800 million. SAP’s cloud applications total subscribers now exceed 24 million. For the Ariba segment the trailing twelve month network spend volume4 was approximately $460 billion. More than 1 million companies are connected through the Ariba network, the world’s largest Web-based business trading community.

“Our industry is at a fundamental transformation point, driven by the convergence of mobile, cloud and big data. SAP’s 25% growth shows that we are not only leading this change but also gaining significant worldwide market share,” said SAP Co-CEOs Bill McDermott and Jim Hagemann Snabe. “Customers continue to choose our innovations to help them run better, and SAP HANA is the next-generation platform for all companies to innovate their business, drive speed across the entire enterprise and reduce costs. SAP’s pipeline is strong, and we are confident that we will achieve our full-year outlook.”

“Non-IFRS software and cloud subscription revenue exceeded €800 million for the first time in a first quarter. We saw very strong revenue contribution from SAP HANA and continued growth in the cloud. The solid top line performance and continued cost discipline resulted in double-digit growth in Non-IFRS operating profit at constant currencies,” said Werner Brandt, CFO of SAP. “We are on track to deliver on our 2015 goals and our overall financial objective of profitable growth over the long term.”

[1]	The annual revenue run rate is the first quarter 2013 cloud division revenue multiplied by 4.
[2]	Starting this quarter SAP is disclosing non-IFRS deferred cloud subscription and support revenue, which is a subset of the total non-IFRS deferred revenue number reported on the balance sheet.
[3]	Cloud subscription and support backlog represents expected future cloud subscription and support revenue that is contracted but not yet invoiced and thus not recorded in deferred revenue.
[4]	Network spend volume is the total value of purchase orders transacted on the Ariba Network in the trailing 12 months.

SAP Reports First Quarter 2013 Results	Page 3

FINANCIAL RESULTS IN DETAIL

FINANCIAL HIGHLIGHTS – First Quarter 2013

	First Quarter 20131)
	IFRS			Non-IFRS2)
€ million, unless otherwise stated	Q1 2013	Q1 2012	% change	Q1 2013	Q1 2012	% change	% change const. curr.
Software	657	637	3	657	637	3	5
Cloud subscriptions and support	137	29	373	167	35	380	385
Software and cloud subscriptions	794	666	19	824	672	23	25
Support	2,109	1,953	8	2,113	1,954	8	10
Software and software-related service revenue	2,903	2,619	11	2,937	2,626	12	14
Total revenue	3,601	3,350	7	3,636	3,357	8	10
Total operating expenses	–2,955	–2,719	9	–2,734	–2,523	8	10
- thereof TomorrowNow litigation	0	7	–97	0	0	0	N/A
Operating profit	646	631	2	901	834	8	11
Operating margin (%)	17.9	18.8	–0.9pp	24.8	24.8	0.0pp	0.3pp
Profit after tax	520	444	17	689	583	18
Basic earnings per share (€)	0.44	0.37	19	0.58	0.49	18
Deferred cloud subscription and support revenue (as of March 31)	344	120	>100	377	193	95	N/A
Number of employees (FTE)	64,598	59,420	9	N/A	N/A	N/A	N/A

1)	All figures are unaudited.

2)	For a detailed description of SAP’s non-IFRS measures see Explanation of Non-IFRS Measures online. For a breakdown of the individual adjustments see page F6 in the appendix to this press release.

IFRS and non-IFRS software revenue was €657 million (2012: €637 million), an increase of 3% (5% at constant currencies). IFRS software and cloud subscription revenue was €794 million (2012: €666 million), an increase of 19%. Non-IFRS software and cloud subscription revenue was €824 million (2012: €672million), an increase of 23% (25% at constant currencies). IFRS software and software-related service revenue was €2.90 billion (2012: €2.62 billion), an increase of 11%. Non-IFRS software and software-related service revenue was €2.94 billion (2012: €2.63 billion), an increase of 12% (14% at constant currencies). IFRS total revenue was €3.60 billion (2012: €3.35 billion), an increase of 7%. Non-IFRS total revenue was €3.64 billion (2012: €3.36 billion), an increase of 8% (10% at constant currencies).

IFRS operating profit was €646 million (2012: €631 million), an increase of 2%. Non-IFRS operating profit was €901 million (2012: €834 million), an increase of 8% (11% at constant currencies). IFRS operating margin was 17.9% (2012: 18.8%), a decrease of 0.9 percentage points, mainly due to acquisitions. Non-IFRS operating margin was 24.8% (2012: 24.8%). Non-IFRS operating margin was 25.1% at constant currencies, an increase of 0.3 percentage points. Non-IFRS operating profit and operating margin for the first quarter 2013 were affected by the acquisition of SuccessFactors and Ariba, which impacted the operating margin by approximately 80 basis points. The organic margin performance demonstrates that efficiency in SAP’s core business has improved further.

IFRS profit after tax was €520 million (2012: €444 billion), an increase of 17%. Non-IFRS profit after tax was €689 million (2012: €583 million), an increase of 18%. IFRS basic earnings per share was €0.44 (2012: €0.37), an increase of 19%. Non-IFRS basic earnings per share was €0.58 (2012: €0.49), an increase of 18%. The IFRS and non-IFRS effective tax rates were 16.3% (2012: 26.9%) and 21.4% (2012: 28.1%), respectively. The year-over-year decrease in the effective tax rate in the first quarter mainly results from the regional allocation of income, from taxes for prior years and from tax effects on changes in foreign currency exchange rates.

SAP Reports First Quarter 2013 Results	Page 4

Operating cash flow was €2.16 billion (2012: €2.07 billion), an increase of 4%. Free cash flow was €2.05 billion (2012: €1.96 billion), an increase of 5%. Free cash flow was 57% of total revenue (2012: 58%). At March 31, 2013, SAP had a total group liquidity of €4.61 billion (December 31, 2012: €2.49 billion), which includes cash and cash equivalents and short term investments. Net liquidity at March 31, 2013 was -€0.45 billion compared to -€2.50 billion at December 31, 2012. The improvement of our net liquidity in the first quarter was primarily due to the strong operating cash flow in the first three months of 2013.

BUSINESS OUTLOOK

SAP reiterates the outlook for the full year 2013, which remains unchanged from the outlook provided on January 23, 2013:

•

The Company expects full year 2013 non-IFRS software and cloud subscription revenue to increase in a range of 14% – 20% at constant currencies (2012: €5.00 billion). The full year 2013 non-IFRS cloud subscription and support revenue contributing to this growth is expected to be around €750 million at constant currencies (2012: €343 million).

•	The Company expects full-year 2013 non-IFRS software and software-related service revenue to increase in a range of 11% – 13% at constant currencies (2012: €13.25 billion).

•	The Company expects full-year 2013 non-IFRS operating profit to be in a range of €5.85 billion – €5.95 billion at constant currencies (2012: €5.21 billion).

•	The Company projects a full-year 2013 IFRS effective tax rate of 25.5% – 26.5% (2012: 26.2%) and a non-IFRS effective tax rate of 27.0% – 28.0% (2012: 27.5%).

Additional Information

2013 revenue and profit figures include the revenue and profit from SuccessFactors and Ariba. The comparative first quarter numbers for 2012 only include SuccessFactors starting on February 21, 2012 and do not include Ariba as the acquisition did not occur until October 1, 2012.

For a more detailed description of all of SAP’s non-IFRS measures and their limitations as well as our constant currency and free cash flow figures see Explanation of Non-IFRS Measures online.

# #

First Quarter 2013 Interim Report

SAP’s first quarter 2013 Interim Report was published today and is available for download at www.sap.com/investor. The interim report includes an update on SAP’s sustainability performance.

Webcast

SAP senior management will host a conference call for financial analysts and media on Friday, April 19th at 2:00 PM (CEST) / 1:00 PM (GMT) / 8:00 AM (EDT) / 5:00 AM (PDT). The conference call will be web cast live on the Company’s website at www.sap.com/investor and will be available for replay.

2012 Integrated Report, Annual Report, and Annual Report on Form 20-F

SAP’s 2012 Integrated Report, Annual Report and Annual Report on Form 20-F were published on March 22, 2013, and are available for download at www.sap.com/investor.

About SAP

As market leader in enterprise application software, SAP (NYSE: SAP) helps companies of all sizes and industries run better. From back office to boardroom, warehouse to storefront, desktop to mobile device

SAP Reports First Quarter 2013 Results	Page 5

– SAP empowers people and organizations to work together more efficiently and use business insight more effectively to stay ahead of the competition. SAP applications and services enable more than 238,000 customers to operate profitably, adapt continuously, and grow sustainably. For more information, visit www.sap.com.

# # #

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

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Appendix – Financial Information to Follow

FINANCIAL INFORMATION

FOR THE FIRST QUARTER 2013

(Condensed and Unaudited)

Page

Financial Statements (IFRS)
Income Statements – Quarter	F1
Statements of Financial Position	F2-F3
Statements of Cash Flows	F4

Supplementary Financial Information
Reconciliation from Non-IFRS Numbers to IFRS Numbers	F5
Non-IFRS Adjustments	F6
Revenue by Region	F7

Financial Statements (IFRS)

Consolidated Income Statements

For the three months ended March 31

€ millions, unless otherwise stated	Note	2013	2012	Change in %
Software		657	637	3
Cloud subscriptions and support		137	29	373
Software and cloud subscription		794	666	19
Support		2,109	1,953	8
Software and software-related service revenue		2,903	2,619	11
Consulting		557	597	–7
Other services		142	134	6
Professional services and other service revenue		698	731	–4

Total revenue		3,601	3,350	7

Cost of software and software-related services		–604	–538	12
Cost of professional services and other services		–605	–624	–3
Total cost of revenue		–1,210	–1,162	4
Gross profit		2,391	2,188	9
Research and development		–557	–523	6
Sales and marketing		–975	–831	18
General and administration		–197	–209	–6
Restructuring		–13	0	N/A
TomorrowNow litigation		0	7	–97
Other operating income/expense, net		–3	–1	>100

Total operating expenses		–2,955	–2,719	9

Operating profit		646	631	2

Other non-operating income/expense, net		–10	–8	32
Finance income		30	24	23
Finance costs		–44	–40	11

Financial income, net		–15	–16	–8

Profit before tax		621	607	2

Income tax TomorrowNow litigation		0	–2	–95
Other income tax expense		–101	–161	–38
Income tax expense	(6)	–101	–163	–38

Profit after tax		520	444	17

Profit attributable to non-controlling interests		0	0	N/A
Profit attributable to owners of parent		520	444	17

Basic earnings per share, in €*	(7)	0.44	0.37	19

Diluted earnings per share, in €*	(7)	0.44	0.37	19

*	For the three months ended March 31, 2013 and 2012, the weighted average number of shares was 1,193 million (diluted 1,195 million) and 1,190 million (diluted: 1,191 million), respectively (treasury stock excluded).

F1

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at March 31, 2013, and December 31, 2012

€ millions	Notes	2013	2012
Cash and cash equivalents		4,473	2,477
Other financial assets	(8)	279	154
Trade and other receivables	(9)	3,872	3,917
Other non-financial assets		346	294
Tax assets		299	156
Total current assets		9,269	6,998

Goodwill		13,512	13,274
Intangible assets		3,168	3,234
Property, plant, and equipment		1,725	1,708
Other financial assets	(8)	531	509
Trade and other receivables	(9)	97	88
Other non-financial assets		93	68
Tax assets		185	170
Deferred tax assets		715	660
Total non-current assets		20,025	19,711
Total assets		29,294	26,710

F2

€ millions	Notes	2013	2012
Trade and other payables		809	870
Tax liabilities		552	511
Financial liabilities	(10)	873	802
Other non-financial liabilities		1,471	2,136
Provision TomorrowNow litigation		240	234
Other provisions		406	609
Provisions		646	843
Deferred income	(11)	3,959	1,386

Total current liabilities		8,309	6,547

Trade and other payables		45	63
Tax liabilities		394	388
Financial liabilities	(10)	4,500	4,446
Other non-financial liabilities		111	98
Provisions		382	361
Deferred tax liabilities		535	574
Deferred income	(11)	65	62

Total non-current liabilities		6,032	5,991
Total liabilities		14,341	12,538

Issued capital		1,229	1,229
Share premium		508	492
Retained earnings		14,500	13,973
Other components of equity		41	–194
Treasury shares		–1,334	–1,337
Equity attributable to owners of parent		14,944	14,163

Non-controlling interests		9	8
Total equity	(12)	14,953	14,171
Equity and liabilities		29,294	26,710

F3

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended March 31

€ millions	2013	2012
Profit after tax	520	444
Adjustments to reconcile profit after taxes to net cash provided by operating activities:
Depreciation and amortization	233	192
Income tax expense	101	163
Financial income, net	15	16
Decrease/increase in sales and bad debt allowances on trade receivables	24	28
Other adjustments for non-cash items	17	–30
Decrease/increase in trade and other receivables	97	36
Decrease/increase in other assets	–81	–89
Decrease/increase in trade payables, provisions and other liabilities	–881	–688
Decrease/increase in deferred income	2,446	2,277
Interest paid	–7	–28
Interest received	15	26
Income taxes paid, net of refunds	–337	–276

Net cash flows from operating activities	2,162	2,071

Business combinations, net of cash and cash equivalents acquired	–12	–2,615
Purchase of intangible assets and property, plant, and equipment	–113	–113
Proceeds from sales of intangible assets or property, plant, and equipment	12	13
Purchase of equity or debt instruments of other entities	–250	–478
Proceeds from sales of equity or debt instruments of other entities	143	430

Net cash flows from investing activities	–220	–2,763

Purchase of treasury shares	0	–53
Proceeds from reissuance of treasury shares	4	48
Proceeds from issuing shares (share-based payments)	0	10
Proceeds from borrowings	0	1,000
Repayments of borrowings	0	–600

Net cash flows from financing activities	4	405

Effect of foreign exchange rates on cash and cash equivalents	50	–130
Net decrease/increase in cash and cash equivalents	1,996	–417
Cash and cash equivalents at the beginning of the period	2,477	4,965
Cash and cash equivalents at the end of the period	4,473	4,548

F4

SUPPLEMENTARY FINANCIAL INFORMATION

(UNAUDITED)

RECONCILIATION FROM NON-IFRS NUMBERS TO IFRS NUMBERS

The following tables present a reconciliation from our non-IFRS numbers (including our non-IFRS at constant currency numbers) to the respective most comparable IFRS numbers. Note: Our non-IFRS numbers are not prepared under a comprehensive set of accounting rules or principles.

	For the three months ended March 31
€ millions, unless otherwise stated	2013					2012			Change in %
	IFRS	Adj.*	Non- IFRS*	Currency impact**	Non-IFRS Constant Currency**	IFRS	Adj.*	Non- IFRS*	IFRS	Non- IFRS*	Non-IFRS Constant Currency**
Revenue Numbers
Software	657	0	657	11	668	637	0	637	3	3	5
Cloud subscriptions and support	137	30	167	2	169	29	6	35	373	380	385
Software and cloud subscription	794	30	824	13	837	666	6	672	19	23	25
Support	2,109	4	2,113	44	2,157	1,953	1	1,954	8	8	10
Software and software-related service revenue	2,903	35	2,937	56	2,994	2,619	7	2,626	11	12	14
Consulting	557	0	557	8	565	597	0	597	–7	–7	–5
Other services	142	0	142	2	144	134	0	134	6	6	8
Professional services and other service revenue	698	0	698	11	709	731	0	731	–4	–4	–3

Total revenue	3,601	35	3,636	67	3,703	3,350	7	3,357	7	8	10

Operating Expense Numbers
Cost of software and software-related services	–604	97	–507			–538	71	–467	12	8
Cost of professional services and other services	–605	28	–578			–624	30	–594	–3	–3

Total cost of revenue	–1,210	125	–1,084			–1,162	101	–1,061	4	2

Gross profit	2,391	160	2,551			2,188	108	2,296	9	11
Research and development	–557	22	–535			–523	23	–500	6	7
Sales and marketing	–975	52	–923			–831	55	–776	18	19
General and administration	–197	9	–188			–209	24	–185	–6	2
Restructuring	–13	13	0			0	0	0	N/A	0
TomorrowNow litigation	0	0	0			7	–7	0	–97	0
Other operating income/expense, net	–3	0	–3			–1	0	–1	>100	>100

Total operating expenses	–2,955	221	–2,734	–40	–2,774	–2,719	196	–2,523	9	8	10

Profit Numbers
Operating profit	646	255	901	27	928	631	203	834	2	8	11
Other non-operating income/expense, net	–10	0	–10			–8	0	–8	32	32
Finance income	30	0	30			24	0	24	23	23
Finance costs	–44	0	–44			–40	1	–39	11	14

Financial income, net	–15	0	–15			–16	1	–15	–8	–1

Profit before tax	621	255	877			607	204	811	2	8
Income tax TomorrowNow litigation	0	0	0			–2	2	0	–95	N/A
Other income tax expense	–101	–86	–188			–161	–67	–228	–38	–18
Income tax expense	–101	–86	–188			–163	–65	–228	–38	–18

Profit after tax	520	169	689			444	139	583	17	18
Profit attributable to non-controlling interests	0	0	0			0	0	0	N/A	N/A
Profit attributable to owners of parent	520	169	689			444	139	583	17	18

Key Ratios
Operating margin in %	17.9		24.8		25.1	18.8		24.8	–0.9pp	0.0pp	0.3pp
Effective tax rate in %	16.3		21.4			26.9		28.1	–10.6pp	–6.7pp
Basic earnings per share, in €*	0.44		0.58			0.37		0.49	19	18
Deferred cloud subscriptions and support revenue (March 31)	344	33	377			120	72	193	>100	95

*	Adjustments in the revenue line items are for support revenue, cloud subscription revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based compensation expenses, restructuring expenses, and discontinued activities.

**	Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

F5

NON-IFRS ADJUSTMENTS

€ millions, unless otherwise stated	01/01/ - 3/31/2013	01/01/ - 3/31/2012
Software and software-related service revenue (IFRS)	2,903	2,619
Adjustment for deferred revenue write-down	35	7
Software and software-related service revenue (Non-IFRS)	2,937	2,626

Operating profit (IFRS)	646	631
Revenue Adjustments (per above)	35	7
Adjustment for discontinued activities	0	–7
Adjustment for acquisition-related charges	137	120
Adjustment for stock-based compensation expenses	70	83
Adjustment for restructuring	13	0
Operating expense adjustments	221	196
Operating profit adjustments	255	203
Operating profit (Non-IFRS)	901	834

Profit after tax (IFRS)	520	444
Revenue adjustments (per above)	35	7
Operating profit adjustments (per above)	221	196
Financial income, net adjustments	0	1
Adjustments pre-tax	255	204
Taxes on adjustments	–86	–65
Profit after tax (Non-IFRS)	689	583

Due to rounding, numbers may not add up precisely.

F6

REVENUE BY REGION

The following table presents our IFRS and non-IFRS revenue by region. Software Revenue by Region shows the breakdown by location of contract negotiation and by customer location, whereas Software and Cloud Subscription Revenue by Region, Software and Software-Related Service Revenue by Region, and Total Revenue by Region are based on customer location. The table also presents a reconciliation from our non-IFRS revenue (including our non-IFRS revenue at constant currency) to the respective most comparable IFRS revenue. Note: Our non-IFRS revenues are not prepared under a comprehensive set of accounting rules or principles.

Software Revenue by Location Where Contracts Were Negotiated

	For the three months ended March 31
€ millions	2013					2012			Change in %
	IFRS	Adj.*	Non- IFRS*	Currency impact**	Non-IFRS Constant Currency**	IFRS	Adj.*	Non- IFRS*	IFRS	Non- IFRS*	Non-IFRS Constant Currency**
Software revenue by region

EMEA	298	0	298	4	302	275	0	275	8	8	10
Americas	254	0	254	3	257	239	0	239	6	6	8
APJ	105	0	105	3	108	123	0	123	–15	–15	–12

Software revenue	657	0	657	11	668	637	0	637	3	3	5

Revenues by Location of Customers
	For the three months ended March 31
€ millions	2013					2012			Change in %
	IFRS	Adj.*	Non- IFRS*	Currency impact**	Non-IFRS Constant Currency**	IFRS	Adj.*	Non- IFRS*	IFRS	Non- IFRS*	Non-IFRS Constant Currency**
Software revenue by region

EMEA	300	0	300	4	304	279	0	279	8	8	9
Americas	252	0	252	3	255	236	0	236	7	7	8
APJ	105	0	105	3	108	123	0	123	–15	–15	–12

Software revenue	657	0	657	11	668	637	0	637	3	3	5

Software and cloud subscription revenue by region

EMEA	326	0	326	5	331	289	0	289	13	13	15
Americas	356	30	386	4	390	253	6	259	41	49	51
APJ	112	0	112	4	116	125	0	125	–10	–10	–7

Software and cloud subscription revenue	794	30	824	13	837	666	6	672	19	23	25

Software and software-related service revenue by region
Germany	399	0	399	0	399	371	0	371	8	8	8
Rest of EMEA	936	0	936	14	950	862	1	863	9	8	10
Total EMEA	1,335	0	1,335	14	1,348	1,233	1	1,234	8	8	9
United States	808	35	842	5	847	692	6	698	17	21	21
Rest of Americas	307	0	307	15	322	255	0	255	20	20	26
Total Americas	1,115	35	1,150	19	1,169	946	6	952	18	21	23
Japan	134	0	134	22	156	144	0	144	–7	–7	8
Rest of APJ	319	0	319	1	320	297	0	297	7	7	8
Total APJ	453	0	453	23	476	440	0	440	3	3	8
Software and software-related service revenue	2,903	35	2,937	56	2,994	2,619	7	2,626	11	12	14

Total revenue by region
Germany	526	0	526	–1	525	517	0	517	2	2	2
Rest of EMEA	1,131	0	1,131	16	1,147	1,058	1	1,059	7	7	8
Total EMEA	1,657	0	1,657	15	1,672	1,575	1	1,576	5	5	6
United States	1,024	35	1,058	6	1,064	913	6	919	12	15	16
Rest of Americas	377	0	377	18	395	333	0	333	13	13	19
Total Americas	1,400	35	1,435	24	1,459	1,246	6	1,252	12	15	17
Japan	151	0	151	25	176	165	0	165	–8	–8	7
Rest of APJ	393	0	393	2	395	364	0	364	8	8	9
Total APJ	544	0	544	27	571	529	0	529	3	3	8
Total revenue	3,601	35	3,636	67	3,703	3,350	7	3,357	7	8	10

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*	Adjustments in the revenue line items are for support revenue, cloud subscription revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules.

**	Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates.”

Due to rounding, numbers may not add up precisely.

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